                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K



(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended          December 31, 1999
                          ----------------------------------------

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to __________________

Commission file Number                    0-10200
                       -------------------------------------------
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
                   SEI Investments Capital Accumulation Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                SEI Investments Company
                1 Freedom Valley Drive
                Oaks, Pennsylvania 19456

                   SEI INVESTMENTS CAPITAL ACCUMULATION PLAN
                   -----------------------------------------

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE
                   ------------------------------------------


                                                                                                         Page
                                                                                                         ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                  1

FINANCIAL STATEMENTS:

 Statement of Net Assets Available for Benefits -- December 31, 1999 and 1998                             2

 Statement of Changes in Net Assets Available for Benefits -- for the Year Ended December 31, 1999        3

NOTES TO FINANCIAL STATEMENTS                                                                            4-8

SUPPLEMENTAL SCHEDULE:

 I.  Item 27(a)--Schedule of Assets Held for Investment Purposes December 31, 1999                        9

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of
SEI Investments
Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for benefits of SEI Investments Capital Accumulation Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                             Arthur Andersen LLP

Philadelphia, Pa.,
June 5, 2000

                   SEI INVESTMENTS CAPITAL ACCUMULATION PLAN
                   -----------------------------------------


                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                -----------------------------------------------





                                                                             December 31
                                                               --------------------------------------
                                                                      1999                 1998
                                                               ----------------    ------------------
ASSETS:
 Investments                                                          $105,002,888         $78,687,501

RECEIVABLES:
 Employee and employer contributions                                            --             191,836
 Interest                                                                       --              50,859
 Participant loans                                                       1,340,407             941,915
                                                                      ------------         -----------
         Total receivables                                               1,340,407           1,184,610
                                                                      ------------         -----------
         Total assets                                                  106,343,295          79,872,111
                                                                      ------------         -----------
         Net assets available for benefits                            $106,343,295         $79,872,111
                                                                      ============         ===========

         The accompanying notes are an integral part of this statement.

                   SEI INVESTMENTS CAPITAL ACCUMULATION PLAN
                   -----------------------------------------

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ----------------------------------------------------------




                                                                                        Year Ended
                                                                                        December 31,
                                                                                           1999
                                                                                        -----------
ADDITIONS:
 Additions to net assets attributed to-
  Investment income--
   Net appreciation in fair value of investments                                         $ 19,013,848
   Interest                                                                                    58,410
   Dividends                                                                                4,177,419
                                                                                         ------------
                                                                                           23,249,677
                                                                                         ------------
CONTRIBUTIONS:
 Participants                                                                               6,251,120
 Employer                                                                                   1,773,864
                                                                                         ------------
                                                                                            8,024,984
                                                                                         ------------
              Total additions                                                              31,274,661
                                                                                         ------------
DEDUCTIONS:
 Deductions from net assets attributed to-
  Benefits paid to participants                                                             4,803,477
                                                                                         ------------
                                                                                            4,803,477
                                                                                         ------------
              Net increase                                                                 26,471,184
NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                                         79,872,111
                                                                                         ------------
 End of year                                                                             $106,343,295
                                                                                         ============

         The accompanying notes are an integral part of this statement.

                   SEI INVESTMENTS CAPITAL ACCUMULATION PLAN
                   -----------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                               DECEMBER 31, 1999
                               -----------------


1.  PLAN DESCRIPTION:
    -----------------

The following description of the SEI Investments Capital Accumulation Plan (the "Plan") provides only general information. The Plan, a contributory defined contribution plan, was established effective January 1983 by the Board of Directors of the Company. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan's sponsor is SEI Investments Company ("SEI" or the "Company").

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. An employee may enroll in the Plan on the first day of the payroll period in the month following their date of employment. A participant may make tax-deferred contributions to the Plan up to the lesser of 15% of compensation or $10,000 for the calendar year 1999, which are deposited into a "deferral account."

All Company contributions are discretionary and will be made out of available profits. The Company's matching contribution may not exceed 4% of the participant's annual compensation or $3,840, whichever is lower, and will be credited to the participant's matching contribution account. In addition, the Company may make a contribution to all participants which will be allocated among eligible participants in the same proportion that each participant's compensation bears to the aggregate compensation of all participants. These contributions will be credited to the participant's profit-sharing account.

Participants are eligible to receive Company contributions at the point when the participant is eligible to contribute to the Plan. The Company's matching contributions to the Plan were $1,773,864 and $1,468,836 for 1999 and 1998, respectively. The Company made no other discretionary contributions during 1999 and 1998.

As of December 31, 1999, contributions may be invested in the following investment options: a Stable Asset Fund, a Core Fixed Income Fund, a Large Cap Value Fund, an International Equity Fund, a Small Cap Growth Fund, a Large Cap Growth Fund, a Diversified Moderate Growth Fund, a Diversified Global Growth Fund, a Diversified Global Stock Fund, a Diversified Conservative Fund, an Emerging Markets Equity Fund and an SEI Investments Company Common Stock Fund. All funds in the Plan are sponsored by the Company.

A description of each investment option is provided below:

      Stable Asset Fund--This fund is designed to maintain the value of the money contributed to the Plan and earn interest. The fund invests mostly in Guaranteed Investment Contracts purchased from insurance companies and other financial institutions which are either highly rated (AAA or AA) or guaranteed by the U.S. Government or its agencies. This fund's contract value approximates fair value.

      Core Fixed Income Fund--This fund invests in governmental and corporate bonds and is structured to earn income without significant price improvement.

      Large Cap Value Fund--This fund is structured to invest in equity securities of large companies. This fund invests in the stocks of companies whose prices appear low relative to certain fundamental characteristics such as earnings, book value, or return on equity. The value of the fund will rise and fall based on these companies' performance.

      International Equity Fund--This fund purchases equity securities in companies outside of the United States. A majority of these investments are made in European and Asian companies that have a long-term potential for growth.

      Small Cap Growth Fund--This fund invests in equity securities of small companies. The object of this fund is to allow the investment to grow as the companies grow.

      Large Cap Growth Fund--This fund invests in equity securities of large companies. The object of this fund is to allow the investment to grow as the companies grow.

      Diversified Moderate Growth Fund--This fund seeks to provide long-term capital appreciation with a limited level of current income through investments in equity and fixed-income funds, including non-U.S. Equity funds.

      Diversified Global Growth Fund--This fund invests primarily in other equity funds. The object of this fund is to provide long-term capital appreciation through participation in both U.S. and international equity markets.

      Diversified Global Stock Fund--This fund's object is to provide long-term capital appreciation through participation in the global equity markets. The fund achieves this goal primarily through investment in both U.S. and non-U.S. equities.

      Diversified Conservative Fund--This fund invests primarily in money market and fixed income funds to provide current income with the opportunity for capital appreciation.

      Emerging Markets Equity Fund--This fund seeks to provide capital appreciation by investing primarily in a diversified portfolio of equity securities of emerging market issuers.

      SEI Investments Company Common Stock Fund--This fund seeks long-term growth by investing in shares of the Company's Common Stock.

Participants are immediately vested in their voluntary contributions to the Plan and all employer contributions credited to their accounts at the time of contribution plus any earnings thereon.

Amounts in participants' accounts will be distributed in the form of an annuity, lump sum amount, or a combination thereof to participants or their beneficiaries upon termination of employment, retirement, death, or total disability.
Employee contributions in a participant's deferral account may be withdrawn during employment after the employee reaches age 59 1/2 or upon showing immediate and substantial financial hardship.

Under the tax-deferral feature, after two years of participation in the Plan, a participant is eligible for a loan amount not to exceed the lesser of $50,000 or 50% of his salary deferred account balance; the minimum loan amount is $1,000. The loans are made at a rate equivalent to those being charged on similar commercial loans with terms from one year to five years, except for loans for the purchase of a primary residence, which can have terms of up to 10 years. Participants may only borrow against their accounts if they have been making tax-deferred contributions for at least 24 months. Participants may no longer make post-tax contributions into the Plan, however, they may withdrawal previously contributed post-tax amounts at any time.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
    -------------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared using the accrual basis of accounting.

Income Taxes
------------

The Plan is qualified pursuant to Section 401(a) of the Internal Revenue Code (the "Code") and accordingly the trust is exempt from income taxation under the provisions of Section 501(a) of the Code. The Plan has a favorable determination letter from the IRS. This signifies that the Plan meets the Code requirements for design. Management believes the Plan is designed and operating in compliance with the Code and accordingly, there is no provision for income taxes in the accompanying financial statements.

Valuation of Investments
------------------------

The Plan's investments are stated at market value in the accompanying financial statements.

Management's Use of Estimates
-----------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of the net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.  INVESTMENTS:
    ------------

In December 1997, the Company filed a registration statement on Form S-8 with the Securities and Exchange Commission to register 1,000,000 shares of the Company's Common stock to be offered or sold as an investment option of the Plan. Additionally, during 1997, the Plan opened the Emerging Markets Equity Fund to participant investment.

The fair market values of individual assets that represent 5% or more of the Plan's net assets available for benefits as of December 31, 1999 and 1998 are as follows:

  1999:
  -----

          Stable Asset Fund                                   $ 6,177,203
          Large Cap Value Fund                                 16,972,035
          International Equity Fund                             5,497,389
          Small Cap Growth Fund                                19,738,299
          Large Cap Growth Fund                                29,732,395
          Diversified Global Stock Fund                         5,855,416
          SEI Investments Company Common Stock Fund            12,325,822

  1998:
  -----

          Stable Asset Fund                                   $ 6,413,190
          Core Fixed Income Fund                                3,990,661
          Large Cap Value Fund                                 16,346,608
          International Equity Fund                             3,755,479
          Small Cap Growth Fund                                11,519,567
          Large Cap Growth Fund                                22,076,065
          Diversified Global Stock Fund                         4,918,137
          SEI Investments Company Common Stock Fund             5,802,238

During 1999, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $19,013,848 as follows:

       Mutual funds                         $16,560,898
       Common stock                           2,452,950
                                            -----------
                                            $19,013,848
                                            -----------
4.  PLAN EXPENSES:
    --------------

All normal administrative costs of the Plan are paid by the Company.

5.  PLAN TERMINATION:
    -----------------

Although it has no expressed intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of whole or partial termination of the Plan, or complete discontinuance of employer contributions, each participant shall receive a total distribution of their account.

6.  DISTRIBUTIONS TO PARTICIPANTS:
    ------------------------------

Distributions to terminated participants are generally made in the year following termination. Distributions payable to participants at December 31, 1999 and 1998 amounted to $90,835 and $257,586, respectively.

7.  RECONCILIATION TO FORM 5500:
    ----------------------------

Distributions payable to participants are recorded as a liability in the Plan's Form 5500 and not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company.

                                                                             Net Assets Available
                                                                                 for Benefits
                                        1999              1999                    December 31
                                      Accrued           Benefits      ----------------------------------
                                   Distributions          Paid              1999               1998
                                  ----------------  ----------------  -----------------  ----------------
  Per financial statements           $    --          $4,803,477        $106,343,295        $79,872,111
  Accrued distributions               90,835              90,835             (90,835)          (257,586)
  Reversal of 1998 accrual                              (257,586)                                    --
    for distributions                -------          ----------        ------------        -----------
  Per Form 5500                      $90,835          $4,636,726        $106,252,460        $79,614,525
                                     =======          ==========        ============        ===========

                                                                      SCHEDULE I
                                                                 EIN #23-1707341
                                                                 PIN #002

                   SEI INVESTMENTS CAPITAL ACCUMULATION PLAN
                   -----------------------------------------


          ITEM 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
          -----------------------------------------------------------

                               DECEMBER 31, 1999
                               -----------------


  Number of                                                                        Current
   Shares                               Description                                 Value
---------------     ---------------------------------------------------         ----------------
   6,177,203        SEI* Stable Asset Fund                                        $  6,177,203

     353,882        SEI* Institutional Managed
                    Trust--Core Fixed Income Fund                                    3,495,763

     900,851        SEI* Institutional Managed
                    Trust--Large Cap Value Fund                                     16,972,035

     384,164        SEI* Institutional International
                    Trust--International Equity Fund                                 5,497,389

     691,359        SEI* Institutional Managed
                    Trust--Small Cap Growth Fund                                    19,738,299

     850,956        SEI* Institutional Managed
                    Trust--Large Cap Growth Fund                                    29,732,395

      24,767        SEI* Asset Allocation Trust--Diversified Moderate
                    Growth Fund                                                        327,171

     224,087        SEI* Asset Allocation Trust--Diversified Global
                    Growth Fund                                                      3,341,143

     379,729        SEI* Asset Allocation Trust--Diversified Global
                    Stock Fund                                                       5,855,416

      54,608        SEI* Asset Allocation Trust--Diversified
                    Conservative Fund                                                  626,352

      76,286        SEI* Institutional International Trust--Emerging
                    Markets Equity Fund                                                913,900

     360,172        SEI* Investments Company Common Stock Fund                      12,325,822

       N/A          Participant Loans (Interest rates range
                    from 7.9% - 11.5%)                                               1,340,407
                                                                                  ------------
                           Total                                                  $106,343,295
                                                                                  ============

* Represents a party-in-interest.